Exhibit 99.5

USER GUIDE—VIRTUAL MEETING To start To participate online The meeting will take place virtually. You will be able Make sure the browser on your device is compatible. to participate online using your smartphone, tablet or You will need the latest version of Chrome, Safari, Edge, computer. or Firefox. Internet Explorer is not supported. You will be able to view a live webcast of the meeting, Using your smartphone, tablet or computer, go to the ask the board questions and submit your votes in real time. following address: You may also provide voting instructions before the Meeting Access meeting by completing the Form of Proxy or Voting Instruction Form that has been provided to you. meetings.lumiconnect.com/400-053-918-100 Important Notice for Non-Registered Holders You will need the following information to log in: Non-registered holders (being shareholders who hold Meeting ID Password (case sensitive) their shares through a broker, investment dealer, bank, 400-053-918-100 pembina2026 trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may Registered Shareholders attend as guests but will not be able to vote. The control number listed on your form of proxy. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting instruction form and in Appointed Proxy the management information circular relating to the The control number or username provided meeting, in order to appoint and register yourself as proxy, by the transfer agent. otherwise you will be required to login as a guest. Caution Internal network security protocols including firewalls and VPN connections may block access to the Lumi Platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization. Registered Shareholders and Appointed Proxy Registered Shareholders Select “I have a login”. Enter the control number listed on your form of proxy and the password above. Guests Appointed Proxy Select “I am a guest” and fill in the form. Enter the control number or username provided by the transfer agent and the password above.

To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started. Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast. Voting Questions Once voting has opened, the voting tab will appear. To ask a question, select the Questions tab. Type The resolutions and voting choices will be displayed your question within the box at the top of the screen in that tab. and click the send arrow. To vote, select one of Questions sent via the Lumi Platform online platform the voting options. will be moderated before being sent to the Chair. Your choice will be highlighted. A confirmation message will also appear to show your vote has been received. The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end of the voting period by simply selecting another choice. You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.